January 12, 2009

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:                               Joint Fidelity Bond (Bond No. 87023108B) for the Lord Abbett Municipal Income Trust (File No. 811-06418)

Ladies and Gentlemen:

Pursuant to Rule 17g-1(g)(i) under the Investment Company Act of 1940, hereby enclose for filing with the Commission (i) Rider 14 to the joint insured bond covering the registered investment companies named in Exhibit B below; (ii) certificates signed by an authorized officer of the Funds certifying the resolutions of a majority of the Board of Directors (Trustees), who are not “interested persons” of each of the Funds approving the amount, type, form and coverage of the Joint Fidelity Bond and the portion of the premium to be paid by each Fund (Exhibit A); and (iii) Exhibit B showing the amount of the single insured bond which each investment company would have provided and maintained had it not been named as an insured under the Joint Fidelity Bond. Premiums on the joint insured bond have been paid through June 30, 2009.

Sincerely,

.	/s/ Raina Tai-Chew
Raina Tai-Chew
Paralegal
(201) 827-2676

Encl.

ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 14

INSURED		BOND NUMBER

Lord, Abbett & Co. LLC		87023108B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

December 10, 2008	June 30, 2008 to June 30, 2009	/S/ Maggie Sullivan

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following:

•                  Lord Abbett Short Duration Tax Free Fund, a series of Lord Abbett Municipal Income Trust

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN1.0-00 (1/02)

EXHIBIT A

CERTIFIED RESOLUTIONS

The undersigned, Thomas R. Phillips, Vice President and Assistant Secretary of Lord Abbett Municipal Income Trust (Lord Abbett Short Duration Tax Free Fund) (the “Fund”), hereby certifies that the following are true and correct resolutions of each Board of Directors (Trustees) of the above-named Corporation (Trust) duly adopted on October 23, 2008.

RESOLVED, that the addition of the Fund to the joint fidelity bond issued by ICI Mutual Insurance Company covering the Fidelity Bond Entities be, and it hereby is, approved as to amount, type, form and coverage, considering all relevant factors, including, but not limited to, the value of the aggregate assets of the Fund to which persons covered by the bond may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of the securities in the portfolio; and further

RESOLVED, that the portion of the net premium (reflecting the dividend credit) to be paid by the Fund for such joint fidelity bond be, and it hereby is, approved taking all relevant factors into consideration including, but not limited to, the number of the other parties named as insureds, the nature of the business activities of the other parties, the amount of the joint fidelity bond and the amount of the premium for such bond, the ratable allocation of the premium among all parties named as insureds and the extent to which the share of the premium allocated to the Fund is less than the premium the Fund would have had to pay if it had provided and maintained a fidelity bond which covers only the Fund as the insured.

/s/ Thomas R. Phillips
Thomas R. Phillips
Vice President & Assistant Secretary

1/12/2009

A-1

CERTIFIED RESOLUTIONS

The undersigned, Thomas R. Phillips, Vice President and Assistant Secretary of Lord Abbett Affiliated Fund, Inc.; Lord Abbett Blend Trust; Lord Abbett Bond-Debenture Fund, Inc.; Lord Abbett Developing Growth Fund, Inc.; Lord Abbett Global Fund, Inc.; Lord Abbett Investment Trust; Lord Abbett Large-Cap Growth Fund; Lord Abbett Mid-Cap Value Fund, Inc.; Lord Abbett Research Fund, Inc.; Lord Abbett Securities Trust; Lord Abbett Series Fund, Inc.; Lord Abbett Municipal Income Fund, Inc.; Lord Abbett Municipal Income Trust; Lord Abbett U.S. Government & Government Sponsored Enterprises Money Market Fund, Inc. (collectively the “Funds”), hereby certifies that the following are true and correct resolutions of each Board of Directors (Trustees) of each above-named Corporation (Trust) duly adopted on June 11, 2008.

RESOLVED, that coverage under the joint fidelity bond (the “Bond”) issued by ICI Mutual Insurance Company (“ICI Mutual”) to each registered investment company in the Lord Abbett Family of Funds (the “Lord Abbett Funds”), Lord, Abbett & Co. LLC, Lord Abbett Distributor LLC, Lord, Abbett & Co. LLC 401(k) Retirement Plan, and Lord Abbett Benefits Trust, in the amount of $30 million, is hereby approved as to amount, type, form, and coverage, considering all relevant factors, including, but not limited to, the value of the aggregate assets of each Lord Abbett Fund to which persons covered by the Bond may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of the securities in the Lord Abbett Funds’ portfolios; and further

RESOLVED, that the portion of the premium to be paid by each Lord Abbett Fund for such Bond is hereby approved taking all relevant factors into consideration including, but not limited to, the number of the other parties named as insureds, the nature of the business activities of the other parties, the amount of the Bond and the amount of the premium for such Bond, the ratable allocation of the premium among all parties named as insureds, and the extent to which the share of the premium allocated to each Lord Abbett Fund is less than the premium each Lord Abbett Fund would have had to pay if it were to provide and maintain a fidelity bond which covers only that Lord Abbett Fund as the insured.

/s/ Thomas R. Phillips
Thomas R. Phillips
Vice President & Assistant Secretary

8/15/2008

A-2

EXHIBIT B

Each of the Lord Abbett registered investment companies, had they not been jointly insured under this Fidelity Bond, would have had to provide and maintain single insured bonds based on their respective assets as of June 30, 2008 in the following amounts:

LORD ABBETT FUNDS	Portfolio Assets as of 6/30/08	Total Registered Management Investment Company Assets as of 6/30/08	Amount of Single Insured Bond

Lord Abbett Affiliated Fund, Inc.	$14,809,388,869	$14,809,388,869	$2,500,000

Lord Abbett Blend Trust		$1,630,250,772	$1,500,000
Lord Abbett Small-Cap Blend Fund	$1,630,250,772

Lord Abbett Bond-Debenture Fund, Inc.	$6,957,024,683	$6,957,024,683	$2,500,000

Lord Abbett Developing Growth Fund, Inc.	$1,081,711,810	$1,081,711,810	$1,250,000

Lord Abbett Global Fund, Inc.		$388,758,532	$750,000
Lord Abbett Global Allocation Fund	$115,123,329
Lord Abbett Developing Local Markets Fund	$273,635,203

Lord Abbett Investment Trust		$5,003,276,476	$2,500,000
Lord Abbett Convertible Fund	$376,557,673
Lord Abbett Core Fixed Income Fund	$198,518,334
Lord Abbett Floating Rate Fund	$76,857,227
Lord Abbett High Yield Fund	$493,514,937
Lord Abbett Income Fund	$670,772,544
Lord Abbett Short Duration Income Fund	$200,873,601
Lord Abbett Total Return Fund	$1,063,090,337
Lord Abbett Balanced Strategy Fund	$1,326,024,271
Lord Abbett Diversified Income Strategy Fund	$96,097,163
Lord Abbett Growth & Income Strategy Fund	$411,692,865
Lord Abbett Diversified Equity Strategy Fund	$89,277,524

Lord Abbett Large-Cap Growth Fund	$232,854,419	$232,854,419	$600,000

Lord Abbett Mid-Cap Value Fund, Inc.	$5,992,716,130	$5,992,716,130	$2,500,000

Lord Abbett Research Fund, Inc.		$6,932,510,866	$2,500,000
Lord Abbett America’s Value Fund	$1,608,208,545
Lord Abbett Growth Opportunities Fund	$728,928,603
Lord Abbett Large-Cap Core Fund	$1,016,447,494
Small-Cap Value Series	$3,578,926,224

B-1

LORD ABBETT FUNDS	Portfolio Assets as of 6/30/08	Total Registered Management Investment Company Assets as of 6/30/08	Amount of Single Insured Bond

Lord Abbett Securities Trust		$5,924,257,450	$2,500,000
Lord Abbett All Value Fund	$2,979,667,638
Lord Abbett Alpha Strategy Fund	$593,549,506
Lord Abbett International Core Equity Fund	$1,349,468,243
Lord Abbett International Dividend Income Fund	$135,917,231
Lord Abbett International Opportunities Fund	$349,883,963
Lord Abbett Large-Cap Value Fund	$52,685,329
Lord Abbett Micro-Cap Growth Fund	$68,345,606
Lord Abbett Micro-Cap Value Fund	$85,690,197
Lord Abbett Value Opportunities Fund	$309,049,737

Lord Abbett Series Fund, Inc.		$3,487,840,402	$2,100,000
All Value Portfolio	$97,271,384
America’s Value Portfolio	$113,736,267
Bond-Debenture Portfolio	$329,249,975
Growth and Income Portfolio	$1,997,406,282
Growth Opportunities Portfolio	$105,236,873
International Portfolio	$27,442,775
Mid-Cap Value Portfolio	$796,749,218
Large-Cap Core Portfolio	$20,747,628

Lord Abbett Municipal Income Fund, Inc.		$1,971,510,579	$1,500,000
Lord Abbett California Tax Free Income Fund	$181,217,144
Lord Abbett Connecticut Tax Free Income Fund	$141,800,182
Lord Abbett Hawaii Tax Free Income Fund	$120,781,681
Lord Abbett Missouri Tax Free Income Fund	$163,839,477
Lord Abbett National Tax Free Income Fund	$948,431,608
Lord Abbett New Jersey Tax Free Fund	$125,073,767
Lord Abbett New York Tax Free Fund	$290,366,720

Lord Abbett Municipal Income Trust		$1,736,463,704	$1,500,000
Georgia Series	$135,462,560
Lord Abbett High Yield Municipal Bond Fund	$1,261,829,369
Pennsylvania Series	$94,361,960
Lord Abbett Intermediate Tax-Free Fund	$244,809,815

Lord Abbett U.S. Government & Government Sponsored Enterprises Money Market Fund, Inc.	$541,806,213	$541,806,213	$900,000

B-2